Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
October 24, 2023
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on October 12, 2023 regarding Post-Effective Amendment No. 397 to the Registration Statement on Form N-1A for the Direxion Bitcoin Ether Strategy ETF (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on August 2, 2023. Your comments and the Trust’s responses are set forth below.
Supplemental Comments on Initial Comment Response Letter:
1. Please complete Response 1 by providing the names of the Fund’s futures commissions merchants (“FCMs”) supplementally to the Staff.
As Registrant noted in Response 1, Registrant currently has an agreement with one FCM and has negotiated an agreement with another FCM to conduct transactions in bitcoin futures and ether futures as FCMs on behalf of the Fund in the event that the Registrant determines to launch the Fund. Registrant will provide the identities of these FCMs to the Staff supplementally.
2. The Staff has reason to believe there may only be one FCM for the Fund. If so, including if so from time to time, disclose the risk that the sole FCM may not be able or willing to transact with the Fund, which will create risk that the Fund may not be able to obtain the bitcoin and ether futures exposures required to pursue its principal investment strategy.
In the event Registrant determines to launch the Fund, it will have more than one FCM for the Fund. Therefore, Registrant respectfully declines to add such risk disclosure.
3. In Response 2, Registrant stated that each of its current 26 authorized participants (“APs”) would be able to act as an AP of the Fund, but did not provide the identities of those APs that will act as the APs with respect to the initial creation units of Fund shares. If unknown because, for example, the Fund will not commence operations imminently, please provide this information to the Staff when it is available.
Because the Fund will not commence operations imminently, the identities of those APs that would act as APs with respect to the initial creation unit of Fund shares are unknown at this time, but Registrant will provide such information to the Staff when it becomes available.
4. Please reconsider Registrant’s response to Comment 25 regarding potential adverse impacts of ether being deemed to be a security other than on the value of ether futures and adverse price impact to the Fund, such as the risk that digital asset platforms would no longer be able to trade ether or would need to register with the CFTC (for single security futures on ether) or SEC (for spot ether transactions).
Registrant has added disclosure to the “Ether and Ether Futures Risk” statutory risk disclosure regarding the potential adverse impacts of ether being deemed to be a security, such as the risk that digital asset platforms would no longer be able to trade ether or would need to register with the CFTC (for single security futures on ether) or SEC (for spot ether transactions).
5. In response to Comment 34, consider adding additional disclosure regarding the exploit of the DAO’s smart contract in June 2016, how it was addressed, and its consequences for the ether blockchain, including the resulting hard fork.
Registrant added additional disclosure to the “Ether and Ether Futures Risk” statutory risk disclosure regarding the exploit of the DAO’s smart contract in June 2016, including how it was addressed and its consequences for the ether blockchain, including the resulting hard fork.
Prospectus Comments:
Principal Investment Strategies
6. In the first sentence of the first paragraph of the Principal Investment Strategy section, please insert the following italicized language: “The Fund pursues its investment objective through managed exposure to a combination of cash settled bitcoin futures contracts (“bitcoin futures”) and cash settled ether futures contracts (“ether futures” and together with bitcoin futures, “bitcoin and ether futures”) traded on the Chicago Mercantile Exchange (“CME”).
Registrant inserted the requested disclosure into the first paragraph of the Principal Investment Strategy section.

7. In the Principal Investment Strategy section, please add disclosure regarding the relative sizes (or market capitalizations) of the bitcoin and ether markets as of a recent date similar to other series’ sector concentration disclosures as of a certain date.
Registrant added disclosure regarding the relative sizes (or market capitalization) of the bitcoin and ether markets as of a recent date.
8. In the second paragraph of the Principal Investment Strategy section, the Fund discloses that it may invest in investment companies. Please revise “may” to “will” in light of the AFFE line in the fee table.
Registrant revised the sentence to replace “may” with “intends to” in light of the AFFE line in the fee table.
9. In the fourth paragraph of the Principal Investment Strategy section where Registrant has included a cross-reference to a later discussion in the “Overview of the Fund” section regarding bitcoin, ether, bitcoin futures and ether futures, please also note in the cross-reference that there is a discussion of the bitcoin and ethereum blockchains.
Registrant revised the cross-reference to state that there is also a discussion of bitcoin and ethereum blockchains.
10. At the end of the Principal Investment Strategy section, where the disclosure discusses CFTC regulation, please remove all references to swaps.
Registrant revised the disclosure to remove references to swaps.
Principal Investment Risks
11. In the new bitcoin and ether risks sections, confirm “bitcoin blockchain” is capitalized throughout if it is a defined term.
Registrant respectfully declines to capitalize “bitcoin blockchain” as it is not a defined term in the Fund’s disclosure.
12. The newly added disclosure under “Ether Risk” discusses risks associated with ether being considered a security under state or federal law. Please expand the risk to capture the nuance of ether being a security or being offered and sold as a security.
Registrant added additional risk disclosure to the “Ether Risk” in the summary section to capture the nuance of ether being a security or being offered and sold as a security.
13. In the “Ether and Ethereum Network” sub-section of the “Overview of the Fund” section, please distinguish more clearly between ether and ethereum (i.e., ethereum is the blockchain and ether is the native crypto asset of the ethereum blockchain).
Registrant added disclosure distinguishing ether and Ethereum, including stating that Ethereum is the blockchain and ether is the native crypto asset on the Ethereum blockchain.
14. The “Ether and Ethereum Network” sub-section of the “Overview of the Fund” section refers to platforms on which ether trades as “digital asset exchanges.” The Staff reiterates comment 41 that such venues are not, and should not be referred to as “exchanges.”
Registrant revised this disclosure to change the reference from “exchanges” to “trading platforms.”
15. In the disclosure describing digital asset trading platforms and their “largely unregulated” status, please clarify that such status may be attributable to a possible lack of regulatory compliance and cross reference the disclosure regarding the Constituent Exchanges described under the “Bitcoin Futures and Ether Futures” sub-section of the “Overview of the Fund” section.
Registrant has revised this disclosure to clarify that such status may be attributable to a possible lack of regulatory compliance and to cross reference the disclosure regarding the Constituent Exchanges described under the “Bitcoin Futures and Ether Futures” sub-section of the “Overview of the Fund” section.
16. In the “Smart Contracts and Development on the Ethereum Network” subsection of the “Overview of the Fund” section, Registrant discusses potential uses for the network, including the importance of smart contract-based applications for, among others, the so-called “DeFi” platforms and non-fungible tokens (“NFTs”). Please disclose the risks related to the regulation of these applications and other activities occurring on the ethereum blockchain, including that operators of DeFi applications and issuers of NFTs have been subject to enforcement actions by the SEC and CFTC.
Registrant has revised the disclosure to disclose the risks related to the regulation of these applications and other activities occurring on the ethereum blockchain, including that operators of DeFi applications and issuers of NFTs have been subject to enforcement actions by the SEC and CFTC.
17. In the first bullet point under the “Creation of New Ether” subsection of the “Overview of the Fund” section, please clarify that proceeds of the initial distribution of 60 million ether through a crowd sale were used to pay for the development of the ethereum protocol.
Registrant added disclosure to clarify that the proceeds of the initial distribution of 60 million ether through a crowd sale were used to pay for the development of the Ethereum network protocol.
Statement of Additional Information Comments:

18. Please tailor the “Futures Contracts” disclosure beginning on page 14 to the Fund’s investment strategy. For example, the disclosure currently references unrelated investment types of derivatives such as short exposures, derivatives that are not cash-settled and instruments traded outside the U.S. and on exchanges other than the CME.
Registrant tailored the “Futures Contracts” disclosure to reference only cash-settled bitcoin futures contracts and cash-settled ether futures contracts traded on the CME.
19. With respect to the investment policy relating to concentration on page 26 of the SAI, please change “may” to “will” because the Fund cannot reserve the freedom of action with respect to concentration.
Registrant respectfully declines to revise the industry concentration investment policy.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick*
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC